

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2012

<u>Via E-mail</u>
Mr. Leonardo Porciúncula Gomes Pereira
Chief Financial Officer
GOL Intelligent Airlines Inc.
R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

> **Re:** **GOL Intelligent Airlines Inc.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 001-32221**

Dear Mr. Pereira:

We have reviewed your response dated February 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or amending your filing. If you do not believe our comments apply to your facts and circumstances, or do not believe and amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 20-F for the year ended December 31, 2010</u>

<u>Item 15. Controls and Procedures, page 104</u>

1. We note from your response to our prior comment 2 that the limitation in your New Skies system came to your attention during 2010. We further note that you also determined this limitation to be a significant deficiency at that time. Given that a "material weakness" is defined as a deficiency in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis, please provide us with the basis for your conclusions included in Item 15 of your Annual Report on Form

20-F for the year ended December 31, 2010 that internal controls over financial reporting were effective. Your response should clearly explain why you believed that the deficiency in the New Skies system did not give rise to a reasonable possibility that the financial statements for the year ended December 31, 2010 would not be materially misstated since you cannot determine the appropriate period to which the aggregate error related, and if the aggregate error did primarily relate to 2010, the impact would have been material to your financial statements for that period. We may have further comment upon receipt of your response. Refer to the guidance outlined in PCAOB Auditing Standard 5, paragraph A7.

Report on Form 6-K filed on May 2, 2011
Report on Form 6-K filed on May 11, 2011

2. We note from the materiality analysis provided in connection with your response to our prior comment 2 that the R$56,760 adjustment recognized during 2011 represented approximately 15% of your net income before taxes and 17% of net income on an after tax basis for the year ended December 31, 2010. We also note from your response that tickets sold as advance ticket sales expire in 12 months from the date of sale. Given that the adjustment accumulated over time, or as noted in your response from approximately 2008 until the time the error became known in 2010, and that the adjustment appears material to December 31, 2010 net income, we continue to believe that the R$56,760 correction of an error should have been applied to the December 31, 2010 financial statements since your response dated December 22, 2011 indicates it was discovered during the first quarter of 2011 which ended March 31, 2011, and is prior to the issuance and filing of your 2010 financial statements in your Annual Report on Form 20-F on April 8, 2011. Although we note that IAS 8, paragraph 44 allows the correction of an error to be applied in the current period when it is impracticable to determine the period-specific amounts, your response clearly states that the advance ticket sales that gave rise to the errors began to increase and therefore become material beginning in 2008 and came to your attention in 2010. Therefore, it is unclear why you state that cannot determine whether the difference related to the current (2011) or prior periods. Retrospective restatement in IAS 8 is required to a period as far back as practicable. You also state you cannot determine the period specific amounts from 2008 through 2010, however, you confirm that the errors became known in 2010 and therefore, we believe 2010 is the earliest period for which restatement is possible. Please restate your December 31, 2010 financial statements or clearly explain why you do not believe 2010 is the earliest period for which retrospective restatement is required. We may have further comment upon receipt of your response.

3. Additionally, please explain what, if any, efforts were undertaken by the company to identify and quantify the specific period or periods to which the overall error relates. If the company made no efforts to determine the amounts of the errors related to each of the effected periods (i.e., 2008 through 2011), please explain why management believes this

is appropriate given that all registrants are expected to maintain accurate financial books and records.

4. In a related matter, your statutory financials filed in a Form 6-K on May 11, 2011 do not appear to include disclosure of the R$120 million adjustment, or more specifically the R$56,760 that relates primarily to prior periods. In this regard, please revise your report on Form 6-K filed on May 11, 2011 to disclose information regarding this error in your first quarter 2011 interim financial statements as required by IAS 34, paragraph 15B(g).

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief